

September 13, 2013

Via E-mail
Mr. Joseph H. Towell
Chief Executive Officer
Yadkin Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621

> **Re:** **Yadkin Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed July 25, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 000-52099**

Dear Mr. Towell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Note 4. Loans and Allowance for Loan Losses, page 78

1. We note your discussion of an accelerated asset disposition plan the Company embarked on in 2012 and the sale of nonperforming assets and problem loans during the fourth quarter of 2012 that resulted in $35 million in losses. Please address the following:

- Tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please show this information separately for originated and purchase credit impaired loans.
- Tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

  - For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)
  - For the loans measured based on the fair value of the collateral, please provide information for each loan detailing the date of the last appraisal, the appraised value, the recorded investment in the loan with an explanation for any difference as compared to the appraised value, and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

- Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.
- Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.
- Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012. Specifically tell us the amount of charge-offs from the bulk sale included in your historical losses used in your allowance methodology.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 10. Loans and Allowance for Loan Losses, page 14

2. You disclose on page 20 that impaired loans under $250,000 are typically not individually reviewed for impairment. Please tell us in detail and revise future filings to clarify if you group impaired loans with non-impaired loans in measuring credit impairment. If you do, please tell us how you considered the guidance in ASC 310-10-35-22 and 35. Also, quantify the impact on your allowance for loan losses at December 31, 2012 and the current quarter end if you measured impairment separately for these loans using risk characteristics and historical statistic specific to this loan population. Refer to ASC 310-10-35-21.

Note 13. Business Segment Information, page 36

3. We note your disclosure that at the beginning of 2013 the company dissolved Sidus Financial, LLC (Sidus). We further note that this dissolution resulted in a $1.3 million reduction in reserves on mortgage loans sold in the first quarter of 2013. Please tell us and revise your future filings to explain how the dissolution of Sidus materially reduced your reserve when this entity was previously wholly-owned by the company and presumably would still be liable for any repurchase and warranties reserves related to previously sold loans.

Definitive Proxy Statement on Schedule 14A, filed March 22, 2013

Summary Compensation Table, page 22

4. Please amend your 10-K to include a footnote to your Summary Compensation Table which identifies and quantifies the non-equity incentive compensation payments. Please refer to Instruction 2 of Item 402(n)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Please contact Josh Samples at (202) 551-3199 or Kate McHale, Senior Counsel, at (202) 551-3464 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief